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SEC FILE NUMBER
8- 066734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Sepulveda Blvd., Suite 2000
(No. and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sodl (310) 335-2085
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

RECEIVED
2007 DEC PM 5:18
SEC / MR

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Best Available Copy

OATH OR AFFIRMATION

I, Matt Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of ____________________
County of ____________________
Subscribed and sworn (or affirmed) to before me this ____ day of __________, ______

____
Notary Public

See attached.
MSS

[signature]
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Los Angeles

On February 2, 2007 before me, Booker T Neal personally appeared Matthew J. Sodl

personally known to me (~~or provided to me on the basis of satisfactory evidence~~) to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within investment and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal

Signature [signature]


BOOKER T. NEAL
Commission # 1713365
Notary Public - California
Los Angeles County
MyComm. Expires Dec 30, 2010

Independent Auditor's Report

Board of Directors
Innovation Capital, LLC:

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the Company), as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 938,622
Total assets	$ 938,622

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 4,444
Income taxes payable	6,000
Total liabilities	10,444
Member's equity	928,178
Total liabilities and member's equity	$ 938,622

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Investment banking fees	$ 4,389,148
Advisory fees	40,000
Interest and other income	26,642
Total revenue	4,455,790
Expenses	
Employee compensation and benefits	1,453,164
Occupancy	27,983
Professional fees	75,015
Other operating expenses	226,250
Expense reimbursements	(87,120)
Total expenses	1,695,292
Net income (loss) before income tax provision	2,760,498
Income tax provision	6,800
Net income (loss)	$ 2,753,698

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Member's Equity
Balance at December 31, 2005	$ 127,417
Member's distributions	(1,952,937)
Net income (loss)	2,753,698
Balance at December 31, 2006	$ 928,178

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 2,753,698
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 543	
Prepaid expenses	800	
Deposit	1,766	
(Decrease) increase in:		
Accounts payable and accrued expenses	(3,964)	
Income taxes payable	6,000	
Due to affiliate	(15,112)	
Total adjustments		(9,967)
Net cash and cash equivalents provided by (used in) operating activities		2,743,731
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's distributions	(1,952,937)	
Net cash and cash equivalents provided by (used in) financing activities		(1,952,937)
Net increase (decrease) in cash and cash equivalents		790,794
Cash and cash equivalents at beginning of year		147,828
Cash and cash equivalents at end of year		$ 938,622

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), wholly owned by Innovation Capital Holding, LLC (the "Parent"), was organized in the State of Louisiana on February 19, 2004. The Company is a Single Member Limited Liability Company that was approved to conduct business in California on May 17, 2005, as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company raises capital for corporate clients and provides financial advisory services relating to mergers and acquisitions. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company does not receive customer funds or securities, or otherwise hold funds or securities for, or owe money or securities to, its customers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no federal tax provision has been provided. However, the Company is subject to a gross receipts tax and a minimum franchise tax fee in California for limited liability companies.

Investment banking fees are recognized when earned.

Note 2: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 27,983

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company was organized as a Limited Liability Company, therefore no federal income tax provision is provided. All tax effects of the Company's income or loss are passed through to the member individually. The Company recorded $6,800 in its tax provision in accordance with California Limited Liability Company regulations.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related company affiliated with certain members of it's Parent. As outlined in the agreement, the affiliated company provides overhead for the Company. For the year ending December 31, 2006, $25,804 of operating costs were recognized as overhead from this company.

The Company's payroll and related employment costs are carried on the books of the Parent. These costs are then passed through to the Company. For the year ended December 31, 2006, these costs totaled $1,452,063, all of which had been paid to the Parent by December 31, 2006.

Included in the total employment costs allocated are matching contributions under a 401K plan established under the Parent. Contributions are discretionary, up to a maximum of 3% of employee compensation, or 100% of employee deferrals, whichever is less. This amounted to $14,182 in 2006.

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2006, cash balances held in that financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2006

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $928,172, which was $923,172 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,444) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $6,005 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 934,177
Adjustments:		
Member's equity	$ (5,999)	
Haircuts on money market	(6)	
Total adjustments		(6,005)
Net capital per audited statements		$ 928,172

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Member's equity		$ 928,178
Less: Non- allowable assets		-
Net capital before haircuts		928,178
Less: Haircuts and undue concentration		
Haircuts on money market account	$ (6)	
Total adjustments		(6)
Net capital		928,172
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 696	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 923,172
Ratio of aggregate indebtedness to net capital	0.01:1	

There was a $6,005 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 8.

See independent auditor's report.

Innovation Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Innovation Capital LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Innovation Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Innovation Capital, LLC:

In planning and performing our audit of the financial statements of Innovation Capital, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

END